UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-17506

A:	Full title of the plan:

UST INC.
EMPLOYEES’ SAVINGS PLAN

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UST INC.
100 West Putnam Avenue
Greenwich, Connecticut 06830

UST Inc.
Employees’ Savings Plan
Audited Financial Statements
and
Supplemental Schedules

Years ended December 31, 2003 and 2002
with Report of Independent Auditors

UST Inc.
Employees’ Savings Plan
(the “Plan”)

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2003 and 2002

Report of Independent Auditors

To the UST Inc.
Employee Benefits Administration Committee

We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees’ Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Stamford, Connecticut                                                                                                   Ernst & Young LLP
April 23, 2004

UST Inc.
Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$201,239,668	$169,757,493
Receivables:
Participant contributions	364,815	838,163
Employer contributions	218,617	413,204
Due from broker for securities sold	—	1,000,356

Total assets	201,823,100	172,009,216

Liabilities
Due to trustee	14,312	43,353

Total liabilities	14,312	43,353

Net assets available for benefits	$201,808,788	$171,965,863

See accompanying notes.

UST Inc.
Employees’ Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Common stock of UST Inc.	$6,755,963	$(3,731,470)
Group trust funds	12,129,499	(6,200,872)
Interest and dividends	6,890,261	5,775,747

Investment income (loss), net	25,775,723	(4,156,595)
Contributions:
Participants	10,443,354	9,383,570
Employer	5,749,695	5,402,156

	16,193,049	14,785,726

Total additions, net	41,968,772	10,629,131

Deductions
Benefits paid to participants	11,958,182	9,817,761
Administrative expenses	167,665	181,492

Total deductions	12,125,847	9,999,253

Net increase in net assets available for benefits	29,842,925	629,878
Net assets available for benefits:
Beginning of year	171,965,863	171,335,985

End of year	$201,808,788	$171,965,863

See accompanying notes.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

1. Significant Accounting Policies

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management believes that the judgments and estimates used in the preparation of the financial statements of the Plan are appropriate, however, actual results may differ from these estimates.

Investment in common stock of UST Inc. (the “Company”) is stated at fair value of $35.69 and $33.43 per share at December 31, 2003 and 2002, respectively. Group trust fund and money market fund investments are also stated at fair value. The fair values of UST Inc. common stock, group trust fund and money market fund investments are determined based on published market data. Participant loans are valued at their outstanding principal balances, which approximate fair value.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year.

2. Description of Plan

The Plan is a defined contribution employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee (“EBAC”). Effective July 15, 2003, The Vanguard Fiduciary Trust Company (“Vanguard”) replaced American Express Trust Company (“American Express”) as the Plan’s trustee.

Employees are eligible to participate in the Plan as of the first day of the month following their date of hire, provided they are scheduled to work at least 1,000 hours in their first year of service, as defined by the Plan. Employees are not eligible to receive an allocation of Company matching contributions until the later of the first anniversary of their date of employment or the first date as to which the employee becomes eligible to participate in the Plan.

The majority of Plan Participants are able to make an aggregate contribution to the Plan of 1 percent to 15 percent (in 1 percent increments) of base pay on a before-tax or after-tax basis, of which the first 6 percent is subject to a 100 percent matching contribution by the Company. The Company’s matching contribution for Stimson Lane employees is 50 percent of the first 6 percent of amounts contributed. Employees of the Company’s other participating subsidiaries are subject to other matching criteria, as defined in the Plan.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2003 and 2002

2. Description of Plan (continued)

Forfeitures are directed to the Stable Value Fund (Vanguard) (which in January 2004 became the Vanguard Retirement Savings Trust Fund) and prior to July 15, 2003, the Stable Value Fund (American Express) (which was comprised of investments in the American Express Trust Income Fund II and guaranteed investment contracts). These forfeitures are applied to reduce Company matching contributions and totaled $66,325 and $118,482 in 2003 and 2002, respectively. At the discretion of the UST Inc. Board of Directors (the “Board”), additional matching contributions may be made by the Company. For the years ended December 31, 2003 and 2002, no additional discretionary contributions were made. Effective July 1, 2003, the Plan was amended to allow Participants who have completed three or more years of service an election to diversify the Company’s previously allocated and/or future matching contributions to any of the Plan’s investment options. Prior to the amendment, only Participants who were at least 50 years old and 100 percent vested could choose to direct the investment of the Company’s matching contributions to any of the Plan’s investment options. Company matching contributions for Participants who do not meet these requirements are invested in common stock of UST Inc. (the UST Common Stock Fund). Participant contributions are always 100 percent vested, while vesting of the Company’s contributions generally occurs over a period of five years at a rate of 20 percent for each year of service. Upon attainment of five years of service, all Company contributions are immediately vested. Participants also become 100 percent vested upon death or attainment of age 55.

The Plan includes a loan feature for Participants who are currently employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the Participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions. The maximum amount the Participant can borrow is the lesser of 50 percent of their vested interest in the Plan or $50,000, less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis and is equal to the prime rate received by Vanguard from Reuters on the first business day of the calendar month. The interest rate is fixed for the term of the loan. In the event a Participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately. Loans may be prepaid in full at any time.

Expenses incurred to administer the Plan are paid from Plan assets to the extent permissible under applicable law. All costs and expenses with regard to the purchase or sale of investments are also paid by the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants’ contributions become 100 percent vested and receive the fair value of their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from the Company’s Employee Benefits Department.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2003 and 2002

3. Participants’ Interests

A Participant’s interest in the Plan is based on “Units of Participation”, the value of which is calculated daily for each fund based on the aggregate fair value of the fund’s investments. A Participant obtaining a distribution from the Plan receives the fair value of his or her account. If a Participant leaves the Company before becoming fully vested in the Company’s matching contributions to the Plan, the Participant will forfeit the nonvested portion of the Company’s matching contributions. Under the provisions of the Plan, a Participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the Participant’s account in such other plan.

4. Investments

Individual investments that represented 5 percent or more of the Plan’s net assets available for benefits at the respective financial statement dates were as follows:

	December 31
	2003		2002
UST Common Stock Fund, at fair value; 2003 – 9,483,479 units; 2002 – 7,594,433 units	$95,783,142	*	$97,085,271	*
American Express Trust Equity Index II; Equity Fund, at fair value; 2002 – 695,033 shares	—		17,195,815
American Express Trust Income Fund II; Collective Fund, at fair value; 2002 – 1,320,364 shares	—		30,301,031
Stable Value Fund; Collective Fund, at fair value; 2003 – 35,714,328 shares	35,714,328		—
Vanguard 500 Index Fund; Equity Mutual Fund, at fair value; 2003 – 245,035 shares	25,157,792		—
Vanguard Explorer Fund; Equity Mutual Fund, at fair value; 2003 – 197,841 shares	12,982,316		—

*See Nonparticipant-Directed Investments footnote

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2003 and 2002

4. Investments (continued)

In accordance with the Plan, Participants can direct their contributions to invest in one or more of the following: the UST Common Stock Fund, the Morgan Stanley Institutional Fund, the Vanguard 500 Index Fund, the Vanguard Capital Opportunity Fund, the Vanguard Explorer Fund, the Vanguard LifeStrategy Conservative Growth Fund, the Vanguard LifeStrategy Growth Fund, the Vanguard LifeStrategy Income Fund, the Vanguard LifeStrategy Moderate Growth Fund, the Vanguard PRIMECAP Fund, the Vanguard Total Bond Market Index Fund, the Vanguard Windsor II Fund and the Stable Value Fund (which in January 2004 became the Vanguard Retirement Savings Trust Fund). Prior to Vanguard replacing American Express as Plan trustee on July 15, 2003, Participants could direct their contributions to invest in one or more of the following: the Stable Value Fund, the American Express Trust Equity Index Fund II, the UST Common Stock Fund (which is comprised of investments in the American Express Trust Money Market Fund II and UST Inc. common stock), the American Express Trust Core Balanced Fund II, the MSIF Trust Small Capital Value Portfolio, the Pyramid International Equity Fund, the Massachusetts Investors Trust Fund, the INVESCO Growth Fund and the American Express Trust Bond Index Fund II. The Plan allows Participants who invest in more than one fund option to allocate their contributions in 1 percent increments per fund. In addition, the Plan permits Participants to change their existing account balances by transferring amounts from any one Participant-directed fund to any other such fund.

Prior to July 15, 2003, the Plan’s investments included fully benefit responsive investment contracts with insurance companies and other financial institutions. As a result of the change in Plan trustee, the Plan’s investment composition does not include investment contracts of this nature at December 31, 2003. Benefit responsive contracts consist of contributions made under the contract and interest at the contract rate and provide contract value payments for Participant distributions, loans and investment transfers as allowed by the Plan. There are exceptions for payments to Participants who, as a result of a company event, cease to be employed by the Company. A company event includes a significant early retirement program, divestiture or other company action that could be construed as causing increased plan payments to Participants. The interest rates are set at the time of purchase and provide a stated rate of interest on the principal and accrued interest balance over the life of the contract. The weighted-average yield for all guaranteed investment contracts was 6.0 percent in 2002. The weighted-average crediting interest rate for all guaranteed investment contracts was 6.0 percent at December 31, 2002.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2003 and 2002

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Plan’s nonparticipant-directed investments is as follows:

	December 31
	2003	2002
Net Assets, at Fair Value
UST Common Stock Fund	$95,783,142	$97,085,271

	Year ended December 31
	2003	2002
Changes in Net Assets
Employee and employer contributions	$7,115,942	$6,593,396
Interest and dividends	5,307,374	5,645,015
Net appreciation (depreciation) in fair value	6,755,963	(3,731,470)
Due from broker for securities sold	—	1,000,356
Benefits paid directly to Participants	(4,504,387)	(4,452,616)
Administrative expenses	(102,413)	(92,124)
Transfers to Participant-directed investments	(15,874,608)	(8,226,112)

	$(1,302,129)	$(3,263,555)

At December 31, 2003 and 2002, the UST Common Stock Fund included 2.7 million and 2.9 million shares of UST Inc. common stock, respectively. The UST Common Stock Fund value at December 31, 2002 included amounts due from broker for securities sold. Amounts above include both the Participant-directed and the nonparticipant-directed components of the fund’s investments and the effects of changes associated with both components of these investments.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since the effective date of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The EBAC believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedules

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2003

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value
Cash Equivalents:

UST Common Stock Fund (1)	9,483,479 units –
	Common Stock Fund	$95,783,142

Group Trust Funds:

Morgan Stanley Institutional Fund	106,001 shares –
International Equity	International Equity Fund	2,008,718

Vanguard 500 Index Fund (1)	245,035 shares –
Investor Shares	Equity Mutual Fund	25,157,792

Vanguard Capital	85,135 shares –
Opportunity Fund (1)	Equity Mutual Fund	2,163,271

Vanguard Explorer Fund (1)	197,841 shares –
	Equity Mutual Fund	12,982,316

Vanguard LifeStrategy	64,479 shares –
Conservative Growth Fund (1)	Growth Fund	937,530

Vanguard Lifestrategy	88,552 shares –
Growth Fund (1)	Growth Fund	1,608,105

Vanguard LifeStrategy	117,810 shares –
Income Fund (1)	Income Fund	1,555,089

Vanguard LifeStrategy	493,916 shares –
Moderate Growth Fund (1)	Growth Fund	8,203,939

Vanguard PRIMECAP Fund (1)	50,992 shares –
	Equity Mutual Fund	2,704,638

Vanguard Total Bond Market	435,065 shares –
Index Fund (1)	Fixed Income Fund	4,485,521

(1)	Indicates party-in-interest to the Plan.

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) (continued)
December 31, 2003

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value
Vanguard Windsor II Fund	113,729 shares –
Investor Shares (1)	Equity Mutual Fund	$3,012,692

Stable Value Fund	35,714,328 units –
	Collective Fund	35,714,328

Total Group Trust Funds		100,533,939

Participant Loans (1)	Varying interest rates
	and maturity dates	4,922,587

Total Investments		$201,239,668

(1)	Indicates party-in-interest to the Plan.

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002

Schedule H, Line 4(j) — Schedule of Reportable Transactions
Year Ended December 31, 2003

Identity of		Purchase	Selling		Net
Party Involved	Description of Assets	Price (1)	Price (1)	Cost of Asset	Gain
Category (iii) — A series of transactions in excess of 5 percent of Plan assets

UST Common Stock Fund (2)	Common Stock Fund – Units:
	661,409	6,511,931	—	6,511,931	—
	1,511,941	—	14,760,980	11,247,457	$3,513,523

There were no Category (i), (ii), or (iv) reportable transactions.
“Lease Rental” and “Expenses Incurred with Transaction” columns were not applicable.

(1)	Purchase and selling prices are equal to current value at dates of acquisition and disposition, respectively.

(2)	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UST INC. EMPLOYEES’ SAVINGS PLAN

/s/ Richard A. Kohlberger

Richard A. Kohlberger
Chairman, UST Inc. Employee Benefits
Administration Committee

Dated:  May 6, 2004

Consent of Independent Auditors

We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the Registration Statement (Form S-8 No. 2-72410) pertaining to the Employees’ Savings Plan of UST Inc. of our report dated April 23, 2004, with respect to the financial statements and supplemental schedules of the UST Inc. Employees’ Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

/s/ ERNST & YOUNG LLP

Stamford, Connecticut
May 6, 2004